October 25, 2018

Via E-mail and EDGAR:

Terry French

Accountant Branch Chief

Office of Telecommunications

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Tribune Media Company
Form 10-K for Fiscal Year Ended December 31, 2017
Form 10-Q for Fiscal Quarter Ended June 30, 2018
File No. 001-08572

Dear Mr. French:

This letter sets forth the response of Tribune Media Company (the “Company” or “we”) to the comment contained in your letter, dated October 17, 2018, relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2018 and the Company’s response, dated September 7, 2018, to the prior comment letter of the staff of the U.S. Securities and Exchange Commission (the “Staff”), dated August 23, 2018. The comment of the Staff is set forth in bold italicized text below, and the response of the Company is set forth in plain text immediately following. Please let us know if we can provide additional information to assist in the review process.

Form 10-Q for Fiscal Quarter Ended June 30, 2018

Financial Statements

Note 1: Basis of Presentation and Significant Accounting Policies

Revenue Recognition, page 13

1.

We note your response to our comment letter dated August 23, 2018. Please revise your future filings to clarify that you recognize revenue on your advertising contracts with guarantees based on the proportion of audience member views delivered in relation to the total guaranteed audience member views in the contract. Please also revise to explain, as you do in your response, how you address scenarios where the guaranteed number of audience views is not achieved through the initial package of advertisements. Please refer to ASC 606-10-50-12.

In response to the Staff’s comment, the Company will revise its future filings as requested by the Staff, beginning with the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2018.

* * * * *

Should you have any questions regarding this matter, please contact me at (312) 222-5578 or cbigelow@tribunemedia.com or Brian Litman at (312) 222-4237 or blitman@tribunemedia.com.

/s/ Chandler Bigelow
Chandler Bigelow
Executive Vice President and Chief Financial Officer
Tribune Media Company

cc:	Clair DeLabar

Securities and Exchange Commission

Larry Spirgel

Securities and Exchange Commission

Brian Litman

Tribune Media Company